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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY SUITE 810
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUMACHER 212-952-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLP
(Name — if individual, state last, first, middle name)

1515 BROADWAY, SUITE 700 (Address) NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. SCHUMACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JEFFREY ABRAMSON
Notary Public, State of New York
No. 41-4921283
Qualified in Queens County
Commission Expires April 4, 2002

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 BROADWAY
NEW YORK, N.Y. 10036-5788
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

In planning and performing our audits of the financial statements and supplementary schedules of Strasbourger Pearson Tulcin Wolff Incorporated, for the years ended December 31, 2001 and 2000, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
January 17, 2002

STRASBOURGER PEARSON TULCIN WOLFF Incorporated
Member New York Stock Exchange

61 Broadway
New York, NY 10006
(212) 952-7500
Toll-Free 888-NYC-SPTW
Telefax (212) 952-1258

January 17, 2002

To the:

United States Security & Exchange Commission
New York Stock Exchange Inc.
National Association of Securities Dealers, Inc.
New Jersey, Bureau of Securities
Connecticut, Department of Banking
Massachusetts Securities Division
California, Department of Corporation
Securities Division of the District of Columbia
Illinois Securities Department
Maryland Division of Securities, Office of the Attorney General
Minnesota, Department of Commerce
New Hampshire, Bureau of Securities Regulation
Pennsylvania Securities Commission
Texas State Securities Board
Nevada Securities
Arizona Corporation Commission, Securities Division
Indiana, Securities Division
Michigan, Office of Financial and Insurance Services, Licensing Division
Missouri, Securities Division, Missouri State Information Center
Ohio, Commissioner of Securities, Ohio Division of Securities
Oregon Securities Division, Department of Consumer and Business Services
Rhode Island, Department of Business Regulation Securities Division
Tennessee Securities Division
Utah, Department of Commerce, Securities Division
Virginia Division of Securities
Washington Department of Financial Institutions, Securities Division
State of Wisconsin, Department of Financial Institutions, Division of Securities
Delaware, Department of Justice, Securities Division
Florida, Department of Banking & Finance, Division of Securities
North Carolina Securities Division, Office of the Secretary of State

Gentlemen:

This is to inform you that the financial statements and operational reports filed with the above agencies, for the year ended December 31, 2001 have been made available to all the members of this Corporation.

Very truly yours,

Michael J. Schumacher, President

STRASBOURGER PEARSON
TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2001

I N D E X

FINANCIAL STATEMENTS:

WSL WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 BROADWAY
NEW YORK, N.Y. 10036-5788

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

We have audited the accompanying statements of financial condition of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co LLP

New York, N. Y.
January 17, 2002

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash	$ 6,715	$ 3,069
Due from broker	113,332	153,030
Commissions and fees receivable	34,800	25,413
Due from stockholder	34,062	52,164
Prepaid expenses	6,716	13,212
Total current assets	195,625	246,888
Property and equipment - at cost, less accumulated depreciation	1,645	23,233
Other assets:		
Investment in New York Stock Exchange membership at cost (market value $2,200,000)	290,015	290,015
Security deposit and other assets	3,300	23,359
Total other assets	293,315	313,374
	$490,585	$583,495

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2001	December 31, 2000
Current liabilities:		
Accounts payable, accrued expenses and other current liabilities	$ 38,485	$ 30,792
Commitment and contingencies	-	-
Stockholder's equity:		
Common stock - Class A, voting $1 par value, authorized 1,000 shares, issued 400 shares, outstanding 255-3/4 shares (not including 144-1/4 shares in treasury stock)	400	400
Capital contributed in excess of par value	484,003	484,003
Retained earnings	360,497	461,100
Treasury stock - at cost (144-1/4 shares)	(392,800)	(392,800)
Total stockholder's equity	452,100	552,703
	$490,585	$583,495

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2001	2000
Income:		
Commissions	$172,199	$338,248
Underwriting fees and other commissions	1,209	1,499
Floor lease	340,000	292,808
Consulting fees	-	29,000
Interest and dividends	10,050	21,170
	523,458	682,725
Less: Clearing commissions paid	16,270	34,774
Total income	507,188	647,951
Expenses:		
Salaries:		
Officer	92,753	40,000
Office	41,872	67,450
Payroll taxes	23,952	10,623
Employee welfare	59,496	61,021
Membership dues and fees	25,634	13,821
Error account	2,207	(293)
Rent	122,173	142,756
Professional fees	21,114	33,483
Communications	100,318	123,253
Insurance	3,250	2,515
Office	52,534	21,986
Promotion	3,110	18,296
Automobile	33,399	58,717
Dues, subscriptions and research	1,902	4,107
Travel	3,094	993
Depreciation	957	1,919
Loss on abandonment of leasehold improvements	20,630	-
Total expenses	608,395	600,647
Income (loss) before provision for (benefit from) income taxes	(101,207)	47,304
Provision for (benefit from) income taxes	(604)	12,745
Net income (loss)	($100,603)	$ 34,559

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at January 1, 2000	$400	$484,003	$426,541	($392,800)	$518,144
Net income for 2000	-	-	34,559	-	34,559
Balance at December 31, 2000	400	484,003	461,100	(392,800)	552,703
Net loss for 2001	-	-	(100,603)	-	(100,603)
Balance at December 31, 2001	$400	$484,003	$360,497	($392,800)	$452,100

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2001	2000
Cash flows from operating activities:		
Net income (loss)	($100,603)	$34,559
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	958	1,919
Loss on abandonment of leasehold improvements	20,630	-
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	39,698	4,786
Commissions and fees receivable	(9,387)	2,063
Prepaid expenses	6,496	7,909
Security deposit and other assets	20,059	(3,300)
Accounts payable, accrued expenses and other current liabilities	7,693	1,517
Total adjustments	86,147	14,894
Net cash provided by (used in) operating activities	(14,456)	49,453
Cash flows provided by (used in) investing activities:		
Loan receivable - stockholder	18,102	(52,164)
Net (increase) decrease in cash	3,646	(2,711)
Cash at beginning of year	3,069	5,780
Cash at end of year	$ 6,715	$ 3,069
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 2,585	$ 4,085

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment:

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provision for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2001	2000
Furniture and fixtures	$22,890	$22,890
Computer equipment	2,275	2,275
Leasehold improvements	-	22,585
	25,165	47,750
Less: Accumulated depreciation	23,520	24,517
	$ 1,645	$23,233

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $116,362, which was $66,362 in excess of its required minimum capital of $50,000. The Company's net capital ratio at December 31, 2001 was .33 to 1.

NOTE 4 - COMMITMENT.

The Company is obligated under an operating lease, which expires on July 31, 2002. Annual base rent is $56,625. Future minimum rent for the year ended December 31, 2002 is $33,031 (4,718.75x7).

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer which is highly capitalized and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is from time to time involved in litigation incidental to the conduct of its business. There is currently a lawsuit against the Company claiming damages in excess of $450,000. The action is scheduled for trial commencing April 1, 2002. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31,	
	2001	2000
Stockholder's equity at December 31,	$452,100	$552,703
Less: Non-allowable assets	335,738	401,983
Net capital	116,362	150,720
Less: Minimum capital required	50,000	100,000
Excess net capital	$ 66,362	$ 50,720
Aggregate indebtedness	$ 38,485	$ 27,732
Percentage of aggregate indebtedness of net capital	33.1%	18.4%

A reconciliation is not included since there are no material differences from the Company's computation in Part IIA of Form X-17A-5.

See accompanying notes to financial statements.